Exhibit 99.1

News Release Not intended for UK media	Bayer AG Communications 51368 Leverkusen Germany Tel. +49 214 30-1
www.press.bayer.com

Strategic expansion of Women’s Health business:

Bayer to acquire Conceptus, Inc.

Adds Essure®, the only non-surgical permanent birth control method, to Bayer’s contraception portfolio

Leverkusen, Germany / Mountain View, Calif. (U.S.A.), April 29, 2013 – Bayer intends to broaden its portfolio in the field of contraception. Thus, Bayer HealthCare LLC has signed a merger agreement with Conceptus, Inc. (NASDAQ:CPTS), the California, U.S., based developer of the Essure® procedure, the leading non-surgical permanent birth control method, which is sold in the United States and other countries. With this acquisition, Bayer will be able to offer a complete range of short-term, long-term and permanent contraceptive choices for women. Within the next ten business days, Bayer will launch a public tender offer to acquire all shares in Conceptus, Inc. The transaction values Conceptus, Inc. at approx. US$1.1 billion (approx. €852 million) representing US$31.00 per share in cash. Closing is subject to customary conditions, in particular anti-trust approval in the U.S., and is expected by mid-year 2013.

“Bayer is committed to augmenting its organic growth with strategic bolt-on acquisitions. The acquisition of Conceptus represents an excellent fit for our HealthCare business – specifically in the United States, the world’s most important health care market,” said Dr. Marijn Dekkers, CEO of Bayer AG.

-1/4-

“Both Bayer and Conceptus are focusing on innovative solutions to advance women’s healthcare. Essure® completes Bayer’s portfolio of long-acting intrauterine systems and short-acting oral contraceptives. Our experience in the field of gynecology combined with our sales and distribution expertise will help to further develop Conceptus’ business,” said Andreas Fibig, Member of the Bayer HealthCare Executive Committee and President of Bayer HealthCare Pharmaceuticals.

D. Keith Grossman, President and CEO of Conceptus, Inc., said, “Essure® has been well accepted in the market for more than ten years and demonstrated robust growth over this time. We believe that under Bayer’s ownership, the Essure® product will more rapidly become the standard of care in our established markets, and will benefit in new markets from Bayer’s global presence. Our customers and patients will benefit from this increased access to the benefits of Essure®.”

Conceptus’ flagship product is the Essure® procedure. Approved by the U.S. Food and Drug Administration in 2002, Essure® is the only surgery-free and hormone-free permanent birth control method that can be performed in the comfort of a physician’s office in less than 10 minutes without the risks associated with general anesthesia or tubal ligation. The Essure® procedure is 99.8% effective based on five years of follow up with zero pregnancies reported in clinical trials, making it one of the most effective permanent birth control options available. Over 700,000 women worldwide have undergone the procedure.

Conceptus, Inc. generated net sales of US$141 million (approx. €110 million) for its fiscal year 2012. Adjusted EBITDA for 2012 was $28.2 million (approx. €22.0 million). Headquartered in Mountain View, California, the company employs approx. 300 people.

Bayer: Science For A Better Life

Bayer is a global enterprise with core competencies in the fields of health care, agriculture and high-tech materials. As an innovation company, it sets trends in research-intensive areas. Bayer’s products and services are designed to benefit people and improve the quality of life. At the same time, the Group aims to create value through innovation, growth and high earning power. Bayer is committed to the principles of sustainable development and acts as a socially and ethically responsible corporate citizen. In fiscal 2012, the Group employed 110,500 people and had sales of €39.8 billion. Capital expenditures amounted to €2.0 billion, R&D expenses to €3.0 billion. For more information, go to www.bayer.com.

-2/4-

About Bayer HealthCare
The Bayer Group is a global enterprise with core competencies in the fields of health care, agriculture and high-tech materials. Bayer HealthCare, a subgroup of Bayer AG with annual sales of €18.6 billion (2012), is one of the world’s leading, innovative companies in the healthcare and medical products industry and is based in Leverkusen, Germany. The company combines the global activities of the Animal Health, Consumer Care, Medical Care and Pharmaceuticals divisions. Bayer HealthCare’s aim is to discover, develop, manufacture and market products that will improve human and animal health worldwide. Bayer HealthCare has a global workforce of 55,300 employees (Dec 31, 2012) and is represented in more than 100 countries. More information at www.healthcare.bayer.com

Our online press service is just a click away: press.healthcare.bayer.com

About Conceptus, Inc.
Conceptus, Inc. is the global leader in the development and commercialization of innovative device-based solutions in permanent birth control. The Company manufactures and markets the Essure® Permanent Birth Control System.

Contact Bayer:
Günter Forneck, Tel. +49 214 30-50446
E-Mail: guenter.forneck@bayer.com

Astrid Kranz, Tel. +49 30 468 12057
E-Mail: astrid.kranz@bayer.com

Investor and Public Relations Contact Conceptus:
Lynn Pieper; Westwicke Partners, Tel. +1 415 202-5678
lynn.pieper@westwicke.com

Find more information at www.bayer.com.

fo           (2013-0253E)

-3/4-

This release relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) by Evelyn Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bayer HealthCare LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.003 per share (the “Shares”), of Conceptus, Inc., a Delaware corporation, pursuant to an Agreement and Plan of Merger, dated as of April 28, 2013, by and among Purchaser, Parent and Conceptus, Inc..

IMPORTANT INFORMATION ABOUT THE OFFER

This release is neither an offer to purchase nor a solicitation of an offer to sell Shares. The tender offer for the Shares has not commenced. At the time the Offer is commenced, Purchaser will file tender offer materials with the SEC and Conceptus, Inc. will file a Solicitation/Recommendation Statement with respect to the Offer. Conceptus, Inc. shareholders are urged to read the relevant tender offer documents when they become available because they will contain important information about the offer that shareholders should consider before making any decision regarding the tender of their Shares. The tender offer documents (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the Offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/ Recommendation Statement, will be made available to all shareholders of Conceptus, Inc. at no expense to them. The tender offer documents and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of Offer to Purchase and related Letter of Transmittal will also be available from the Information Agent for the tender offer which will be named in the Schedule TO.

Forward-Looking Statements
This release may contain forward-looking statements based on current assumptions and forecasts made by Bayer Group or subgroup management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

-4/4-